Exhibit 99.1

YM BIOSCIENCES ANNOUNCES NIMOTUZUMAB COLORECTAL
CANCER TRIAL FIRST COHORT IS CLOSED TO ACCRUAL

MISSISSAUGA, Canada - December 20, 2007 - YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that it has completed  accrual in the first 50-patient cohort of its Phase II trial of nimotuzumab in combination with irinotecan for the treatment of colorectal cancer. The safety profile in the trial to date is consistent with data from previous trials of nimotuzumab, a humanized monoclonal antibody targeting the epidermal growth factor receptor (EGFR), in that there has been no evidence of the severe side effects frequently seen with currently approved EGFR-targeting antibodies and small molecules.

“We are pleased by the enthusiasm of the investigators that resulted in rapid enrollment of this patient cohort and look forward to results from this trial which could provide the evidence to advance nimotuzumab’s further development  in one of the largest cancer patient populations,” said David Allan, Chairman and CEO of YM BioSciences. “Preliminary data on disease control rates should be available toward the end of the first calendar quarter of 2008. Since progression-free survival (PFS) in this patient population historically approximates four months initial observations of nimotuzumab’s effect on PFS could be available shortly after the response data.”

The single-arm trial in Canada is currently designed to enroll 100 patients in two 50-patient cohorts, consecutively, with the first cohort receiving irinotecan and weekly dosing of nimotuzumab and the second cohort receiving irinotecan with nimotuzumab every two weeks. The endpoints of the trial include the rate and duration of disease control (Stable Disease (SD) and Objective Response Rate (ORR)), Progression Free Survival (PFS), and Overall Survival (OS), as well as safety. The study’s principal investigator is Dr. Amil Shah at the BC Cancer Agency in Vancouver. Twelve sites across Canada are participating in the trial.

About Nimotuzumab
Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR). To date nimotuzumab has been administered to more than 1,000 patients in more than a dozen clinical trials and on a compassionate basis.  It has been approved in several countries and has been provided on a compassionate basis in certain countries including the US, Canada, Germany, and Australia. The cumulative safety data for nimotuzumab suggests a more benign side-effect profile compared to currently approved EGFR targeting antibodies and small molecules. The absence of any cases of severe rash to date and the rare instances of any of the other debilitating side effects holds the prospect for nimotuzumab to become best-in-class for this important family of EGFR-targeting agents.

Nimotuzumab has been designated an Orphan Drug by the US FDA and by the EMEA for glioma.

YM Annual Statements
YM’s annual report (audited annual financial statements and MD&A) is available for download from the YM BioSciences’ website at www.ymbiosciences.com or from the SEDAR website at www.sedar.com. Copies have been mailed to all registered shareholders of the Company.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Thomas Fechtner, the Trout Group LLC Tel. +1-646-378-2931 Email: tfechtner@troutgroup.com	James Smith, the Equicom Group Inc. Tel. +1-416-815-0700 x 229 Email: jsmith@equicomgroup.com

Nominated Adviser Canaccord Adams Limited Ryan Gaffney Tel. +44 (0)20 7050 6500